Exhibit 99.1

Draganfly Drones Deployed with Search and Rescue Sweden

SASKATOON, SK - January 13, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the deployment of Draganfly drones integrated with Smith Myers, ARTEMIS Mobile Phone Detection & Location Systems (MPDLS) for search and rescue operations.

Search and Rescue Sweden, one of Europe’s foremost search-and-rescue (SAR) organizations, will deploy Draganfly UAS platforms outfitted with Smith Myers ARTEMIS, specifically engineered for the SAR market, to provide cost-effective, high-performance aerial support for missing-person recoveries, wilderness rescues, police support missions, and other critical public-safety tasks.

The innovative ARTEMIS MPDLS product line provides a maximum range of 35KM while supporting up to 48 cellular bands. Their modular nature and varying form factor scales effectively across the Draganfly Apex & Commander 3XL multi-mission UAS, allowing rapid deployment of the multiple ARTEMIS solutions varying in weight from 0.52 kg to 10 kg. The Smith Myers Payloads selected are SAR Sweden’s preferred sensors, designed to meet European SAR requirements for reliability, detection range, and location accuracy.

By enabling Smith Myers payload integration across multiple Draganfly platforms, the integration and partnership provides flexibility: lighter, more mobile APEX drones with the small payload for rapid deployment and reconnaissance; and Commander 3XL drones with the heavier payload for long-endurance missions requiring higher sensor performance and heavier load capacity.

In recent weeks, combined teams from Draganfly, Smith Myers and SAR Sweden have conducted joint flight testing and validation at Draganfly’s flight facility. These efforts validated:

●	Mechanical and software integration of ARTEMIS payloads on both APEX and Commander 3XL airframes.
●	Stable flight performance with the ARTEMIS T-U on 3XL in harsh weather conditions.
●	End-to-end SAR mission workflows, including detection, localization, mapping, data relay, and ground-team communication coordination

Testing confirmed that the integrated Draganfly–Smith Myers solution meets or exceeds operational requirements for SAR missions in demanding environments.

“After our joint testing with Draganfly and Smith Myers, we are confident these systems will strengthen how we respond to missing-person and wilderness rescue operations across Sweden. The performance, particularly in challenging weather, exceeded expectations, and the flexibility offered by multiple payload and drone configurations will be a major asset to our teams,” said Richard Öesterlindh, Head of Development, SAR Sweden.

Recent regulatory changes across Sweden and other European jurisdictions have limited the use of certain aerial platforms for public-safety missions. As a result, SAR Sweden required a fully compliant, high-reliability UAV solution capable of delivering the performance, range, and sensor capability necessary for national search-and-rescue operations.

This partnership provides SAR Sweden with a versatile, scalable aerial capability built around Draganfly’s APEX and Commander 3XL platforms, integrated with Smith Myers SAR payloads. Together, these systems offer a force multiplier for responders: faster deployment, wider search-area coverage, enhanced detection accuracy, and significantly reduced mission costs compared to traditional helicopter-based operations.

Additionally, Smith Myers payloads will be supported across Draganfly’s full UAV platform lineup, expanding availability for police, military, fire services, and emergency-response organizations seeking a proven, mission-ready solution across diverse operational environments.

“Completing the full integration of ARTEMIS MPDLS across several Draganfly UAS platforms demonstrates how quickly we can deliver robust, operational capability into the uncrewed space. Starting with SAR missions alongside SAR Sweden, these systems are now positioned to support a wide range of demanding operational roles. It’s an important milestone for both companies and for the customers we serve,” said Andrew Munro, Managing Director of Smith Myers. “We are proud to join forces with SAR Sweden and Smith Myers to deliver next-generation aerial SAR capabilities. Our UAV platforms, combined with the Smith Myers payload architecture, offer exceptional flexibility and mission readiness. This collaboration reinforces Draganfly’s commitment to supporting organizations dedicated to saving lives,” said Cameron Chell, CEO, Draganfly.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, and software that revolutionize the way organizations do business and serve their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world, with the goal of saving time, money, and lives.

About Smith Myers

Smith Myers is a multi-award-winning UK company specialising in the design, development, and manufacture of cellular solutions for network operators, government agencies, military, and search-and-rescue organisations. With nearly four decades of innovation, the company’s ARTEMIS family of products continues to set new standards in mission-critical communications and life-saving technology.

Learn more at www.smithmyers.com.

Media Contact

Phil Hicks

phil@pravoconsulting

About SAR Sweden

SAR Sweden, founded by Daniel Sandberg in 2011, is a premier European volunteer search-and-rescue organization, operating in Sweden. The organization conducts hundreds of missions annually, responding to missing-person cases, wilderness and mountain rescues, and disaster relief operations with a combination of trained personnel, ground teams, and now, advanced UAV-supported aerial reconnaissance capabilities.

CSE

NASDAQ

FRANKFURT

Media Contact

Erika Racicot

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the integrated Draganfly–Smith Myers solution meets or exceeds operational requirements for SAR missions in demanding environments as well as that these systems offer a force multiplier for responders: faster deployment, wider search-area coverage, enhanced detection accuracy, and significantly reduced mission costs compared to traditional helicopter-based operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.